Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SECURES $25 MILLION IN NEW CREDIT FACILITIES

New 18-month credit facilities with Asahi and Samsung underpin the company’s working capital position to execute on growth objectives

Vancouver, BC, September 21, 2021 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growing gold and silver producer focused on the Americas, announces that it has entered into a $20 million gold doré prepayment agreement (the “Doré Agreement”) with Asahi Refining Canada Ltd. (“Asahi”), a wholly owned subsidiary of Asahi Holdings, Inc., as well as a $5 million lead concentrate prepayment agreement (the “Concentrate Agreement”) with Samsung C&T U.K. Ltd. (“Samsung”), a wholly owned subsidiary of Samsung C&T Corporation.

“The new credit facilities contribute an additional $25 million in working capital funding, providing us with increased financial strength and flexibility to execute on our objectives of replacing resources, extending mine life, and unlocking the regional potential of the Tucano Gold Mine,” stated Sandra Daycock, Great Panther’s Chief Financial Officer. “We thank our lenders for their continued support and endorsement of the long-term potential of our assets.”

Rob Henderson, President and CEO of Great Panther, added: “We have long-standing and highly valued relationships with both Asahi and Samsung and these transactions further solidify those partnerships. Our goal is to grow the Company with the objective of safely, sustainably and profitably producing gold and silver for the benefit of all our stakeholders. This year has not been without its challenges; however, we remain committed to generating shared value through our operations and these new funding facilities are a testament to our lenders’ support of and belief in this mission.”

Under the Doré Agreement, Asahi has agreed to advance a $20 million prepayment (the “Asahi Advance”) to Great Panther in consideration for the equivalent value in gold (“the Prepaid Doré”), to be delivered over a 12-month period in installments of equal value commencing in April 2022. The Prepaid Doré will be sold at a 0.5% discount to the spot price of gold at the time of delivery and will be used to offset repayments of the Asahi Advance. The Asahi Advance will bear interest at an annual rate of 1-month USD LIBOR plus 4.75% and is secured by a pledge of all equity interests in Great Panther’s Brazilian subsidiary, Mina Tucano Ltda, which owns the Tucano Gold Mine. Great Panther has a full option for early repayment of the Asahi Advance, subject to a 3% penalty applied to the outstanding balance at the time of repayment. The Doré Agreement also provides exclusivity on refining and gold sales for 100% of the remaining production of the Tucano Gold Mine during the term of the agreement.

Under the Concentrate Agreement, Samsung has agreed to advance a $5 million prepayment (the “Samsung Advance”) to Great Panther’s Mexican subsidiary, Minera Mexicana El Rosario S.A. de C.V. (“MMR”) in consideration for exclusive offtake of the lead concentrate production from the Topia Mine (“the Concentrate”), up to a maximum contract quantity of 5400 DMT representing approximately 21 months of production from the mine. The Concentrate Agreement also gives Samsung a right of first offer on an additional 12 months of concentrate. The Samsung Advance has an 18-month term and will be repaid in equal monthly instalments commencing in April 2022. It will bear interest at an annual rate of 3-month USD LIBOR plus 6.5% and will be secured by a pledge of all equity interests in MMR. MMR has a full option for early repayment of the Advance, subject to a 3% penalty applied to the outstanding balance. The remaining balance of $3.2 million on the Company’s existing gold doré agreement with Samsung has been repaid in full and cancelled and the pledge of shares to Samsung of the Company’s shares in Mina Tucano Ltda has been released. Samsung’s right of offer for concentrates produced from the Company’s Coricancha Mine project in certain circumstances remains in effect.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding (i) the Company’s ability to execute on its objectives of replacing resources, extending mine life, and unlocking the regional potential at the Tucano Gold Mine, and (ii) the Company’s ability to achieve its long-term growth objectives

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations and exploration work, including plans to complete infill drilling at Tucano, in 2021 occur without significant interruption due to COVID-19 or any other reason; the accuracy of the Company's geological modeling at Tucano and the assumptions upon which they are based, ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company's operations and exploration work are received in a timely manner on favourable terms, Tucano will be able to continue to use cyanide in its operations; the Company will not be required to further impair Tucano as the current open pit mineral reserves are depleted through mining; the ability to procure equipment and operating supplies without interruption and that there are no material unanticipated variations in the cost of energy or supplies; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; and the Company's ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company's ability to operate and conduct exploration work, including drilling plans, as anticipated, and the risk of an unplanned partial or full shutdown of the Company's mines and processing plants, whether voluntary or imposed, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance and fund its capital programs and repay its indebtedness; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; planned exploration activities, including plans for further infill drilling at TAP C, may not result in the discovery of new Mineral Resources/definition of Mineral Resources and readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability; there is no certainty that the Company will be able to define a mineral resource for the TAP C deposits and the Company is not treating the AMC historical estimate as a current mineral resource estimate; open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2023 as anticipated; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and drilling and exposure to liability; potential political and social risks involving Great Panther's operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; shortages in the ability to procure equipment and operating supplies without interruption; employee and contractor relations; relationships with, and claims by, local communities; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; the Company's inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company's inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject or to fund its exploration programs as planned; ability to maintain and renew agreements with local communities to support continued operations; there is no assurance that the Company will be able to identify or complete acquisition opportunities of, if completed, that such acquisitions will be accretive to the Company; and other risks and uncertainties, including those described in respect of Great Panther, in its most recent annual information form and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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